Exhibit 99.3

ZenaTech Signs Offer to Acquire North Carolina Land Surveying Company to Expand State Operations and Government Customers

(Vancouver, British Columbia– June 26, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, announces it has signed an offer to acquire a well-established North Carolina-based land surveying company with a strong government customer base. The proposed acquisition expands operations in the state when combined with a previously announced proposed land survey acquisition with operations in North Carolina. With over three decades of success serving government agencies, municipal governments, construction companies, and real estate developers, this strategic acquisition would significantly advance the company’s regional market penetration as well as growth in the US Southeast.

“This proposed acquisition aligns with our strategy to build a robust, scalable, national Drone as a Service business while empowering strong regional and local hubs and recurring revenue opportunities,” said Shaun Passley, Ph.D., ZenaTech CEO. “We plan to embed AI-powered drone technology into critical land survey workflows providing unparalleled speed and precision. Land surveys are a first step to innovating multiple legacy businesses and inefficient processes with our DaaS model and our drones.”

The land survey company offers comprehensive services include boundary surveys, topographic and site planning surveys, ALTA (American Land Title Association) / ACSM (American Congress on Surveying and Mapping) surveys, construction staking, and other essential survey solutions for permitting, financing, and construction across city, county, and commercial sectors.

ZenaTech’s Drone as a Service (DaaS) business model offers both business and government customers reduced costs and convenience to utilize drones to streamline legacy processes and manual tasks such as inspections, surveying, maintenance, precision agriculture and inventory management ─ there is no need to purchase drone hardware and software, find a drone pilot, manage maintenance and operation, or acquire regulatory approvals. The model also offers scalability to use more often or less often based on business needs and utilizes ZenaDrone’s multifunction AI autonomous drones.

The company has closed five acquisitions across the US to date as part of its DaaS business model and strategy and has announced it plans to complete 20 more acquisitions in the next 12 months.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.